  Exhibit 99.1
Prophecy Submits Enhanced Plan of Operations for its Gibellini Vanadium Project On Schedule

Vancouver, British Columbia, July 8, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce the submission of its updated Plan of Operations (the “POO”) through the Company’s US subsidiary for its 100% owned Gibellini vanadium project (the “Gibellini Project”) to the United States Department of the Interior, Bureau of Land Management, Mount Lewis Field Office (the “BLM”) and the Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (the “BMRR”).

The POO which was submitted on schedule and prepared under budget, incorporated data and information from a number of consulting companies that are working on the project. Having submitted all the requisite environmental baseline studies, Prophecy’s POO submission is the last major step before the publication of the Notice of Intent (NOI) which will initiate the Environmental Impact Statement (EIS) process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see Company’s press release dated March 28th, 2018). The streamlined EIS process from NOI to the record of decision (ROD) is one year. Upon receipt of a positive ROD and issuance of Nevada State permits, Prophecy plans to start mine construction in 2021 subject to project financing completion, and begin vanadium production by Q4 2022.

This POO details the development plans for the open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini Project with stated average mine production during the seven-year mine life of 15.7 million tons of materialized resource containing 120.5 million pounds of vanadium. The POO also includes an exploration plan to fully define all the additional mineralized target areas within the Project claim block. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

Prophecy’s CEO, Mike Doolin, states: “With the filing of our Plan of Operations, we expect the NOI will be published in Q1 of 2020. We are confident to meet the NOI schedule, just as we have done with the filing of the POO as announced today.”

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and Permit preparation. Prophecy also has mining projects in Mongolia and Bolivia. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD
“Michael Doolin”
Chief Executive Officer
For more information about Prophecy, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flowsin the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.

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